LEFT BEHIND GAMES INC.

1670 Makaloa Street, Suite 204 Box 380

Honolulu, HI, 96814

January 27, 2012

Matthew Crispino / Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4631

Washington, D.C. 20549

Re: Request to Withdraw

Left Behind Games, Inc.

Registration Statement on Form S-1

Filed October 11, 2011

File No.: 333-177232

Dear Mr. Crispino:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Left Behind Games, Inc. (the Company”) requests the withdrawal of the Company’s Registration Statement on Form S-1, originally filed on October 11, 2011 (the “Registration Statement”). The Company requests the withdrawal of the S-1 Registration Statement because the Company has decided not to proceed with the equity line of credit financing with Southridge Partners II LP at this time. The Registration Statement has not been declared effective, and no shares of the Company’s common stock have been sold under the Registration Statement.

The Company requests that in accordance with Rule 457(p) under the Securities Act, all fees paid to the U.S. Securities and Exchange Commission (the “Commission”) in connection with the filing of the Registration Statement be credited for future use.

Upon grant of the Commission’s consent, please provide a facsimile copy of the written order consenting to the withdrawal of the Registration Statement to the undersigned, facsimile number, (951) 602-6120, with a copy to the Company’s outside legal counsel, Joseph M. Lucosky, Esq., 33 Wood Avenue South, Iselin, NJ 08830, facsimile number (732) 395-4401.

If you have any questions with respect to this matter, please contact Joseph M. Lucosky, Esq. at (732) 395-4400.

Very truly yours,

/s/ Troy Lyndon
Troy Lyndon Chief Executive Officer Left Behind Games, Inc.